UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



10036081

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49107

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Guggenheim Securities, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street
(No. and Street)

New York (City) **New York** (State) **10022** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert C. Holmén **(212) 651-0860**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue (Address) **New York** (City) **New York** (State) **10154** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GUGGENHEIM SECURITIES, LLC

AFFIRMATION

I, Robert C. Holmén, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of Guggenheim Securities, LLC, as of December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.



Robert C. Holmén
Chief Financial Officer

Sworn and subscribed to before me this
26th day of February, 2010.



TARA N OBENAUER
Notary Public, State of New York
No. 01OB6126257
Qualified in Nassau County
Commission Expires May 2, 2009 13-20.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

The Member of
Guggenheim Securities, LLC:

We have audited the accompanying consolidated statement of financial condition of Guggenheim Securities, LLC and subsidiaries (the Company) as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Guggenheim Securities, LLC and subsidiaries as of December 31, 2009 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2010

GUGGENHEIM SECURITIES, LLC

Consolidated Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 1,096,044
Receivable from clearing organization	73,286,718
Note receivable	8,000,000
Marketable securities owned - at fair value	210,423,056
Due from affiliates	99,543
Receivable from customers	7,768,038
Furniture, equipment and leasehold improvements - at cost less accumulated depreciation and amortization of $986,704	1,152,303
Goodwill	21,289,580
Other assets	3,433,097
Total assets	$ 326,548,379

Liabilities and Member's Equity	
Marketable securities sold, not yet purchased - at fair value	$ 190,527,704
Due to affiliates	362,971
Accrued expenses and other liabilities	43,818,944
Total liabilities	234,709,619
Member's equity	91,838,760
Total liabilities and member's equity	$ 326,548,379

The accompanying notes are an integral part of these consolidated financial statements.

1. General Information

Guggenheim Securities, LLC ("Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation (the "SIPC"). The Company is a wholly-owned subsidiary of Links Holdings, LLC ("Parent") whose ultimate parent is Guggenheim Capital, LLC ("Guggenheim"). The consolidated financial statements include the accounts of Guggenheim Trust Assets, LLC and Guggenheim Securities (Hong Kong), Limited, both of which are wholly-owned subsidiaries of the Company.

Effective July 31, 2009, the Company changed its name from Guggenheim Capital Markets, LLC to Guggenheim Securities, LLC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company maintains its accounting records on the accrual basis of accounting. In June 2009, the Financial Accounting Standards Board ("FASB") codified its standards and accounting principles for financial statements issued ending after September 15, 2009. Starting with the accompanying financial statements, the Company will make reference to U.S. generally accepted accounting principles ("U.S. GAAP") issued by the FASB as Accounting Standards Codification ("ASC").

Principles of Consolidation

All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from those estimates.

Cash Equivalents

Marketable investments that are highly liquid and have maturities of three months or less at the date of purchase are classified as cash equivalents.

Financial Instruments

Financial instruments owned, purchased, and sold are recorded on a trade-date basis at fair value. Realized and unrealized gains and losses are included in principal transactions revenues. The fair value of trading positions is based on listed market prices. In certain markets where observable market prices are not available for all products, fair value is determined using techniques appropriate for each particular product. The trading positions are held by the clearing broker and may be pledged by the clearing broker in the conduct of its business. Such financial instruments consist of debt and equity securities.

Securities sold, not yet purchased
The Company may sell a security it does not own in anticipation of a decline in the fair value of that security. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss unlimited in size, will be recognized upon the termination of a short sale.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. Depreciation is calculated on the straight-line method over estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the lease term.

Goodwill
Goodwill, which was recognized as a result of the acquisition of the Parent and its subsidiaries, including the Company, by Guggenheim in 2001, has been recorded in accordance with the provisions of ASC 350, *Intangibles - Goodwill and Other*. Goodwill is subject to review annually for impairment. During the year, Guggenheim completed the annual impairment test, which did not indicate any goodwill impairment for the Company and therefore did not have an effect on the Company's financial condition or results of operations.

Income Taxes
The Company is organized as a limited liability company and has no federal tax liability. State tax liabilities are determined under individual state laws. The Company's income is included in the federal and state consolidated income tax returns of Guggenheim.

Effective January 1, 2009, the Company adopted ASC 740, *Income Taxes*, which addresses the accounting for uncertainty in income taxes. The adoption did not have a material impact on the Company's financial statements. Based on a review of the Company's tax positions, management has not identified any uncertain tax positions which would require the Company to record a tax exposure reserve pursuant to ASC 740.

As the Company is organized as a limited liability company and its taxable income is reported by Guggenheim, there is no tax expense/benefit recorded by the Company. If the Company was a taxable entity, income tax expense for the year ended December 31, 2009 would have been calculated at the federal effective tax rate of 35%.

3. Fair Value Measurements

The Company adopted ASC 820, *Fair Value Measurements and Disclosures*, as of January 1, 2008. ASC 820 provides guidance in using fair value to measure assets and liabilities and enhances disclosures about fair value measurements. The impact of adopting ASC 820 did not have a material effect on the Company's results of operations or member's equity.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices for instruments that are identical or similar in markets that are not active and model-derived valuations for which all significant inputs are observable, either directly or indirectly in active markets;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

The hierarchy requires the use of observable market data when available. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following is a summary of the levels within the fair value hierarchy for the Company's assets as of December 31, 2009:

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
ASSETS				
Marketable securities owned:				
U.S. government, and agency	$ —	164,950,750	—	164,950,750
Municipal	—	13,252,127	—	13,252,127
Collateralized debt obligations	—	—	8,120,785	8,120,785
Mortgage backed securities	—	459,425	17,214,364	17,673,789
Other asset backed securities	—	1,681,172	4,744,433	6,425,605
Totals	$ —	180,343,474	30,079,582	210,423,056
LIABILITIES				
Marketable securities sold, not yet purchased:				
U.S. government, and agency	$ —	184,142,334	—	184,142,334
Municipal	—	6,108,927	—	6,108,927
Equities	276,443	—	—	276,443
Totals	$ 276,443	190,251,261	—	190,527,704

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category.

	Balance at January 1, 2009	Net Realized and Unrealized Gains	Purchases (Sales) and Settlements, Net	Balance at December 31, 2009	Change in Unrealized Depreciation in 2009 for Assets Held at December 31, 2009
Marketable securities owned:					
Collateralized debt obligations	28,224	10,238,091	(2,145,530)	8,120,785	(45,566)
Mortgage backed securities	422,154	12,286,541	4,505,669	17,214,364	(3,024,166)
Other asset backed securities	4,418,368	5,872,677	(5,546,612)	4,744,433	(614,019)
Totals	$ 4,868,746	28,397,309	(3,186,473)	30,079,582	(3,683,751)

4. Related Party Transactions

On June 17, 2008, the Company entered into a $7,600,000 Revolving Promissory Note Agreement (the "Agreement") with Guggenheim. The Agreement was amended December 31, 2008 to increase the maximum principal amount of borrowing by Guggenheim to $20,000,000. The note is unsecured and pays interest at 6%. The note matures on June 30, 2011. At December 31, 2009, the note had a principal balance of $8,000,000 and no accrued and unpaid interest.

The Company has a Service Agreement with the Parent and certain subsidiaries of Guggenheim under which the following services are provided: premises; technology services, including hardware, software and telecommunications; corporate finance, including accounting, tax and planning; human resources and benefits administration; general administration; legal; and marketing.

5. Financial Instruments with Off Balance Sheet Risk

Customer Activities
Customer securities transactions are cleared through Pershing, LLC ("Pershing") on a fully-disclosed basis. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and Pershing provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from Pershing on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of customers and counterparties with which it conducts business.

Proprietary Trading Activities
The Company engages in short term proprietary trading activities, including entering into short positions in order to manage exposure to market risk.

6. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of the greater of minimum net capital of $100,000 or 6 2/3% of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, net capital was $25,798,933 an excess of $22,897,952 and the ratio of aggregate indebtedness to net capital was 1.69 to 1.

The Company does not carry any customer accounts and is exempt from SEC Rule 15c3-3 under paragraph k (2)(ii) because all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

The Company has a signed proprietary accounts of introducing brokers ("PAIB") agreement with its clearing broker, to enable it to include certain assets as allowable assets in its Net Capital computation.

7. Benefit Plans

All participating employees are covered by the Guggenheim 401(k) plan (the "Plan"). For the year ended December 31, 2009, the Company made contributions of $400,582 for its pro-rata share of the Plan. At December 31, 2009, such contributions are included in accrued expenses and other liabilities.

8. Leases

The Company has entered into operating leases for premises which expire at various dates through 2013 and have various renewal options. At December 31, 2009, the Company had $4,260 of accrued rent expense included in accrued expenses and other liabilities.

9. Subsequent Events

Management has evaluated all subsequent transactions and events after the balance sheet date through February 26, 2010, the date on which these financial statements were issued and, except as already included in the notes to these financial statements, has determined that no additional items require disclosure.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditor's Supplementary Report on Internal Control Required by SEC Rule 17a-5

The Member of
Guggenheim Securities, LLC:

In planning and performing our audit of the consolidated financial statements of Guggenheim Securities, LLC and subsidiaries (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.



Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Accountants' Report
on Applying Agreed-Upon Procedures

Guggenheim Securities, LLC
135 East 57th Street
New York, New York 10022

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Guggenheim Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively the "Specified Parties" of the report), solely to assist the Specified Parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Specified Parties. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entry noting no differences;
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers based on the 2009 Consolidated Statement of Operations noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers based on the 2009 Consolidated Statement of Operations supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010
New York, New York

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049107 FINRA DEC
Guggenheim Securities, LLC
135 E 57th St, 7th FL
New York, NY 10022-2050

Robert Holmén - (212) 651-0860

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $384,939

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (121,875)
3/6/09 - $150, 7/28/09 - $121,258; 10/14/09 - $467
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 263,064

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $263,064

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $263,064

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

Guggenheim Trust Assets
Guggenheim Securities (Hong Kong) LTD

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Guggenheim Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23rd day of February, 2010.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	617,767
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	645,581
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	2,231,940
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Dollar for dollar expense reimbursements	958,721
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $1,008,419	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	1,008,419
Total deductions	5,462,428
2d. SIPC Net Operating Revenues	$153,975,481
2e. General Assessment @ .0025	$384,939

(to page 1 but not less than $150 minimum)



GUGGENHEIM SECURITIES, LLC

(SEC I.D. No. 8-49107)

CONSOLIDATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.